SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following document, which are attached hereto and incorporated by reference herein

Exhibit 99.1	Magic Reports Second Quarter 2019 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD
(Registrant)

By:	/s/ Amit Birk
Amit Birk VP, General Counsel

Date: August 13, 2019

2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Magic Reports Second Quarter 2019 Financial Results

3

Exhibit 99.1

Magic Reports Second Quarter 2019 Financial Results with Record-Breaking Revenues of $77.1 million a 10% Year Over Year Growth and Announces Distribution of Semi-Annual Cash Dividend of $7.6 Million for the First Half of 2019

Net cash provided by operating activities for the first half of 2019 amounted to $26.6 million

Or Yehuda, Israel, Aug. 13, 2019 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the sixth months and second quarter ended June 30, 2019.

Financial Highlights for the Second Quarter Ended June 30, 2019

●	Revenues for the second quarter increased 10% to $77.1 million compared to $70.2 million in the same period last year.

●

Operating income for the second quarter remained constant at $8.0 million compared to the same period last year. Operating income for the second quarter included costs of $1.0 million related to the acquisition of PowWow completed on April 1st, 2019. Excluding these one-time costs, operating income increased 13% compared to the same period last year.

●	Non-GAAP operating income for the second quarter increased 9% to $10.7 million compared to $9.8 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the second quarter decreased 15% to $4.8 million, or $0.08 per fully diluted share, compared to $5.7 million, or $0.12 per fully diluted share in the same period last year. Excluding PowWow’s $1.0 million one-time acquisition costs, net income increased 2% compared to the same period last year.

●

Non-GAAP net income attributable to Magic’s shareholders for the second quarter increased 1% to $7.1 million, or $0.14 per fully diluted share, compared to $7.0 million, or $0.16 per fully diluted share, in the same period last year. Earnings per share for the second quarter of 2019 were negatively impacted by an amount of 1.4 cents per fully diluted share compared to the same period last year resulting from the Company’s private placement of 4.3 million shares to Israeli institutional investors concluded on the third quarter of 2018.

Financial Highlights for the Six-Month Period Ended June 30, 2019

●	Revenues for the first half of 2019 increased 6% to $148.9 million compared to $139.9 million in the same period last year.

●	Operating income for the first half increased 6% to $16.4 million compared to $15.6 million in the same period last year.

●	Non-GAAP operating income for the first half of 2019 increased 6% to $20.8 million compared to $19.5 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the first half decreased 1% to $10.2 million, or $0.19 per fully diluted share, compared to $10.3 million, or $0.23 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic’s shareholders for the first half increased 4% to $13.7 million, or $0.28 per fully diluted share, compared to $13.2 million, or $0.30 per fully diluted share, in the same period last year. Earnings per share for the first half of 2019 were negatively impacted by an amount of 2.6 cents per fully diluted share compared to the same period last year resulting from the Company’s private placement of 4.3 million shares concluded on the third quarter of 2018 to Israeli institutional investors.

●	Cash flow from operating activities for the first half of 2019 amounted to $26.6 million compared to $16.1 million in the same period last year.

●	As of June 30, 2019, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by short and long-term financial liabilities, amounted to $87.8 million.

●

Magic is reiterating its fiscal year 2019 guidance issued in February for full year revenues of between $313 million to $319 million on a constant currency basis, reflecting annual growth of 10% to 12%.

Declaration of Dividend for the First Half of 2019

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in the amount of 15.6 cents per share and in the aggregate amount of approximately $7.6 million, reflecting approximately 75% of its distributable profits for the first half of 2019.

The dividend is payable on September 12, 2019 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on August 27, 2019.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“This quarter’s financial results demonstrate that Magic is continuing its momentum from the beginning of 2019. Our strong results for the first half of 2019 confirm that our strategic business efforts to become a preferred vendor of the digital transformation market are paying off.”

Conference Call Details

Magic’s management will host a conference call on Tuesday, August 13, 2019 at 10:00 am Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-407-2553

UK: 0-800-917-9141

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Acquisition-related costs;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:
Noam Amir
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited
Revenues	$77,060	$70,221	$148,860	$139,947
Cost of Revenues	52,476	48,216	101,984	94,728
Gross profit	24,584	22,005	46,876	45,219
Research and development, net	2,496	1,597	4,042	3,118
Selling, marketing and general and administrative expenses	14,050	12,423	26,408	26,550
Total operating costs and expenses	16,546	14,020	30,450	29,668
Operating income	8,038	7,985	16,426	15,551
Financial income (expenses), net	35	249	(206)	447
Income before taxes on income	8,073	8,234	16,220	15,998
Taxes on income	1,897	1,434	3,517	3,410
Net income	$6,176	$6,800	$12,703	$12,588
Net income attributable to redeemable non-controlling interests	(1,130)	(684)	(2,012)	(1,417)
Net income attributable to non-controlling interests	(211)	(397)	(504)	(873)
Net income attributable to Magic’s shareholders	$4,835	$5,719	$10,187	$10,298

Net earnings per share attributable to Magic’s shareholders :
Basic	$0.08	$0.12	$0.19	$0.23
Diluted	$0.08	$0.12	$0.19	$0.23

Weighted average number of shares used in computing net earnings per share

Basic	48,891	44,489	48,876	44,489
		.
Diluted	48,985	44,631	48,982	44,633

Summary of Non-GAAP Financial Information
U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2019		2018		2019		2018
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$77,060	100%	$70,221	100%	$148,860	100%	$139,947	100%
Gross profit	25,940	33.7%	23,444	33.4%	49,584	33.3%	48,009	34.3%
Operating income	10,695	13.9%	9,820	14.0%	20,757	13.9%	19,527	14.0%
Net income attributable to Magic’s shareholders	7,091	9.2%	7,000	10.0%	13,743	9.2%	13,151	9.4%

Basic earnings per share	$0.14		$0.16		$0.28		$0.30
Diluted earnings per share	$0.14		$0.16		$0.28		$0.30

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

GAAP gross profit	$24,584	$22,005	$46,876	$45,219
Amortization of capitalized software and acquired technology	1,218	1,308	2,433	2,528
Amortization of other intangible assets	138	130	275	260
Stock-based compensation	-	1	-	2
Non-GAAP gross profit	$25,940	$23,444	$49,584	$48,009

GAAP operating income	$8,038	$7,985	$16,426	$15,551
Gross profit adjustments	1,356	1,439	2,708	2,790
Amortization of other intangible assets	1,619	1,453	2,820	2,933
Increase in valuation of contingent consideration related to acquisitions	-	36	-	140
Capitalization of software development	(1,298)	(1,095)	(2,252)	(1,893)
Acquisition-related costs	980	-	980	-
Stock-based compensation	-	2	75	6
Non-GAAP operating income	$10,695	$9,820	$20,757	$19,527

GAAP net income attributable to Magic’s shareholders	$4,835	$5,719	$10,187	$10,298
Operating income adjustments	2,657	1,835	4,331	3,976
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(311)	(348)	(619)	(731)
Deferred taxes on the above items	(90)	(206)	(156)	(392)
Non-GAAP net income attributable to Magic’s shareholders	$7,091	$7,000	$13,743	$13,151

Non-GAAP basic net earnings per share	$0.14	$0.16	$0.28	$0.30
Weighted average number of shares used in computing basic net earnings per share	48,891	44,489	48,876	44,489

Non-GAAP diluted net earnings per share	$0.14	$0.16	$0.28	$0.30
Weighted average number of shares used in computing diluted net earnings per share	48,985	44,632	48,975	44,633

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,348	$87,126
Short-term bank deposits	9,383	16,881
Marketable securities	7,548	9,913
Trade receivables, net	88,732	90,274
Other accounts receivable and prepaid expenses	10,430	7,029
Total current assets	213,441	211,223

LONG-TERM RECEIVABLES:
Severance pay fund	3,666	3,284
Deferred tax assets	1,881	1,858
Operating lease right-of-use assets	10,399	-
Other long-term receivables	3,434	4,727
Other long-term deposits	2,286	1,636
Total long-term receivables	21,666	11,505

PROPERTY AND EQUIPMENT, NET	3,499	3,072
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	160,359	136,485

TOTAL ASSETS	$398,965	$362,285

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$8,899	$8,661
Trade payables	11,982	14,036
Accrued expenses and other accounts payable	26,245	24,458
Current maturities of operating lease liabilities	3,358	-
Liabilities due to acquisition activities	2,138	910
Deferred revenues and customer advances	10,009	4,857
Total current liabilities	62,631	52,922

NON-CURRENT LIABILITIES:
Long-term debt	19,880	19,388
Deferred tax liability	11,400	10,343
Long-term operating lease liabilities	6,971	-
Long-term liabilities due to acquisition activities	9,441	94
Accrued severance pay	4,471	3,934
Total non-current liabilities	52,163	33,759

REDEEMABLE NON-CONTROLLING INTERESTS	29,318	27,235

EQUITY:
Magic Software Enterprises equity	249,400	243,956
Non-controlling interests	5,453	4,413
Total equity	254,853	248,369

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$398,965	$362,285

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the six months ended June 30,
	2019	2018
	Unaudited

Cash flows from operating activities:

Net income	$12,703	$12,588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,138	6,346
Stock-based compensation	75	8
Amortization of marketable securities premium and accretion of discount	64	125
Decrease (increase) in trade receivables, net	7,470	(3,864)
Decrease (increase) in other long-term and short-term accounts receivable and prepaid expenses	1,446	(2,243)
Increase (decrease) in trade payables	(4,101)	1,117
Change in value of loans	1,109	(1,456)
Decrease in accrued expenses and other accounts payable	(2,241)	(137)
Increase in deferred revenues	4,314	3,766
Change in deferred taxes, net	(392)	(164)
Net cash provided by operating activities	26,585	16,086

Cash flows from investing activities:

Capitalized software development costs	(2,252)	(1,893)
Purchase of property and equipment	(670)	(400)
Cash paid in conjunction with acquisitions, net of acquired cash	(8,183)	(3,484)
Proceeds from maturity and sale of marketable securities	2,450	2,000
Investment in marketable securities and short-term bank deposits	-	(367)
Proceeds from bank deposits	6,844	-
Net cash used in investing activities	(1,811)	(4,144)

Cash flows from financing activities:

Proceeds from exercise of options by employees	(12)	2
Issuance of ordinary shares, net	(9)	-
Dividend paid	(7,335)	(5,977)
Dividend paid to non-controlling interests	(56)	-
Dividend paid to redeemable non-controlling interests	(1,900)	(1,413)
Purchase of redeemable non-controlling interest	(209)	-
Short-term and long-term loans received	878	546
Repayment of short-term and long-term loans	(6,594)	(1,550)
Net cash used in financing activities	(15,237)	(8,392)

Effect of exchange rate changes on cash and cash equivalents	685	(1,406)

Increase in cash and cash equivalents	10,222	2,144
Cash and cash equivalents at the beginning of the period	87,126	76,076
Cash and cash equivalents at end of the period	$97,348	$78,220